UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-13660

AAMES FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071;
(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series C Convertible Preferred Stock
Series D Convertible Preferred Stock

(Title each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) /X/ Rule 12h-3(b)(1)(i) / /
Rule 12g-4(a)(1)(ii) / / Rule 12h-3(b)(1)(ii) / /
Rule 12g-4(a)(2)(i) / / Rule 12h-3(b)(2)(i) / /
Rule 12g-4(a)(2)(ii) / / Rule 12h-3(b)(2)(ii) / /
Rule 15d-6 / /

       Approximate number of holders of record as of the certification or notice date:

  Series C Covertible Preferred Stock has fifty-nine shareholders.
  Series D Covertible Preferred Stock has eight shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Aames Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: /s/ John F. Madden, Jr.

John F. Madden, Jr.
Secretary

Date: May 26, 2004